UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

For the fiscal year ended December 31, 2014

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number: 1-11656

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

GENERAL GROWTH 401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

GENERAL GROWTH PROPERTIES, INC.
110 NORTH WACKER DRIVE
CHICAGO, ILLINOIS 60606
(312) 960-5000

GENERAL GROWTH 401(k) SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
General Growth 401(k) Savings Plan
Chicago, Illinois

We have audited the accompanying statements of net assets available for benefits of the General Growth 401(k) Savings Plan (the Plan) as of December 31, 2014 and 2013 and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 2014 and 2013, and the changes in net assets for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets held at end of year as of December 31, 2014 and the schedule of delinquent participant contributions for the year ended December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Plante & Moran, PLLC
Chicago, Illinois
June 30, 2015

GENERAL GROWTH 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2014 AND 2013

	December 31,
	2014	2013
ASSETS:
Participant-directed investments:
Registered investment companies	$271,723,448	$252,658,351
Employer stock fund	22,670,647	19,675,859
Vanguard Retirement Savings Trust	31,132,550	34,069,502
Vanguard Brokerage Option	355,896	617,166
Total participant-directed investments	325,882,541	307,020,878

Receivables:
Notes receivable from participants	3,628,415	3,617,884
Employer contributions	2,329,410	1,308,042
Participant contributions	3,538,586	1,286,285
Total receivables	9,496,411	6,212,211
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	335,378,952	313,233,089

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(927,219)	(923,708)

NET ASSETS AVAILABLE FOR BENEFITS	$334,451,733	$312,309,381

The accompanying notes are an integral part of these financial statements

GENERAL GROWTH 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2014

INVESTMENT INCOME:
Dividend income	$12,315,224
Net appreciation in fair value of investments	14,310,956
Total investment income	26,626,180

CONTRIBUTIONS:
Participants	14,169,510
Employer	7,545,889
Total contributions	21,715,399

OTHER ADDITIONS:
Interest from participant notes receivable	152,185
Total investment income, contributions and other additions	48,493,764

DEDUCTIONS FROM NET ASSETS ATTRIBUTABLE TO:
Benefit payments	26,271,379
Administrative expenses	80,033
Total deductions from net assets	26,351,412

NET INCREASE IN NET ASSETS	22,142,352

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	312,309,381
End of year	$334,451,733

The accompanying notes are an integral part of these financial statements

GENERAL GROWTH 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1.    Description of Plan and Significant Plan Provisions
The following description of the General Growth 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan document, which may be obtained from the Plan Administrator (as defined below), for a more complete description of the Plan's provisions.

General: GGP Limited Partnership (n/k/a GGP Operating Partnership, LP) (the “Company”) is the Plan Sponsor and Plan Administrator. Vanguard Fiduciary Trust Company (“VFTC”) is the trustee of the Plan. The Plan is designed to encourage and assist eligible employees to adopt a regular program of savings to provide for their retirement. The Plan is a defined contribution plan covering all full-time and part-time (as defined) employees of the Company and its affiliates and subsidiaries. Employees are eligible to participate in the Plan on their first day of employment with the Company and/or once the employees attain the age of eighteen. Certain individuals at locations managed by the Company are either employees of companies not owned or controlled by the Company or are covered by other qualified plans and, therefore, are not eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and the financial statements and schedule presented have been prepared in accordance with the financial reporting requirements of ERISA.

Contributions: Under the terms of the Plan, subject to certain limitations, each participant is allowed to make before-tax contributions in 1% increments up to 50% of gross earnings, as defined in the Plan document. The Internal Revenue Code (“IRC”) imposes, among other things, a dollar limitation on the amount of before-tax contributions for a calendar year. For 2014, a participant’s before-tax contribution was generally limited to $17,500. Also for 2014, participants age 50 and over were eligible to contribute a before-tax catch-up contribution of up to $5,500. Participants may also designate all or part of their Plan contributions as Roth 401(k) contributions, which are after-tax contributions. The Company adds to a participant’s account through a matching contribution up to 5% of the participant’s annual earnings contributed to the Plan. The Company will match 100% of the first 4% of earnings contributed by each participant and 50% of the next 2% of earnings contributed by each participant. During 2014, the Company remitted certain employee deferrals to the Plan after the Department of Labor's required timeframe.

Participant accounts: Separate accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, rollover deposits and allocations of the Company’s contributions and plan earnings, and charged with an allocation of plan losses and administrative expenses. Allocations are based on participant earnings or account balances as defined in the Plan. The benefit to which a participant is entitled is limited to the benefit that can be provided from the participant’s vested account. Participants designate which investment option or combination of options in which their contributions and the Company's matching contributions are to be invested.

At December 31, 2014, the Plan included the following investment options:

•	Thirty-one registered investment companies which offer investments in stocks, bonds and cash equivalents;

•	Common stock of the Company, a publicly-traded real estate investment trust (“Employer Stock Fund”), subject to certain limitations as discussed below; and

•	Vanguard Retirement Savings Trust, a collective investment trust, which invests primarily in investment contracts issued by insurance companies, banks or other financial institutions.

On April 21, 2009, the Employee Stock Fund was closed to all new contributions. Contributions made to the Employee Stock Fund prior to April 21, 2009 may remain invested therein.

Notes receivable from participants: Participants may borrow against their account, subject to certain administrative rules. The minimum loan that will be made is $1,000 and the total of any individual participant's loan or loans may never exceed the lesser of 50% of the participant's total vested account balance or $50,000. The loans are secured by the balance in the participant’s account and bear interest at the prime rate on the first business day of the month in which the loan is made plus one percent. As of January 1, 2011, any new loans may not exceed five years. Principal and interest are due each pay period. Participant loans are due and payable within 90 days upon termination of employment. Delinquent participant loans are reclassified as distributions based on the terms in the Plan document.

Vesting: Employee and employer contributions made on or after January 1, 1998 vest immediately.

GENERAL GROWTH 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Termination: Although it has not expressed any intent to do so, the Company reserves the right to partially or completely terminate the Plan, subject to the provisions of the Plan and ERISA. Upon a complete or partial termination of the Plan, each affected participant’s benefits will be distributable to the participant or the participant’s beneficiary.

Payment of benefits: Upon termination of service due to death, disability, retirement on or after attaining the Plan's normal retirement age of 60, or termination of employment, the balances in the participant's separate accounts may be paid in lump sum to the participant, or in the event of death, the participant’s beneficiary. Prior to termination of service, a participant may withdraw contributions by claiming hardship, as defined by the Plan. GGP stock will be distributed in cash or stock, as elected by the participant. All other distributions will be made in cash.

Terminated participants’ vested account balances less than $5,000 and greater than $1,000 will be transferred into an eligible retirement plan, unless the participant elects to receive the distribution directly or to have the distribution paid directly to an eligible retirement plan specified by the participant. For participant account balances of $1,000 or less, lump sum cash distributions will be made.

NOTE 2.    Summary of Significant Accounting Policies

Basis of accounting: The financial statements were prepared using the accrual method of accounting.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting periods. Actual results could differ from these estimates.

Valuation of investments: The Plan’s investments are stated at fair value. Units of the common collective trust which invests primarily in investment contracts, are valued at fair value and then adjusted to contract value. Contract value is calculated as the sum of the principal balance plus accrued interest, less amounts withdrawn to pay benefits. Both the fair value of the Plan’s investment in the common collective trust and the adjustment to contract value is reflected on the Statements of Net Assets Available for Benefits. Refer to Note 3 Fair Value Measurements for disclosure regarding the valuation methodologies used to measure fair value of the Plan’s participant-directed investments.

Investment transactions: Investment income is allocated and recorded daily to the participants' accounts. Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividends are recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Administrative expenses: Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Only expenses paid by the Plan are reflected in the Plan’s financial statements.

Payment of benefits: Benefit payments to participants are recorded upon distribution.

NOTE 3.     Fair Value Measurements
The Plan measures its financial assets and liabilities at fair value on a recurring basis in accordance with generally accepted accounting principles related to fair value. The fair value measurement guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

•	Level 1 - defined as quoted prices for identical assets or liabilities in active markets;

•	Level 2 - defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

•	Level 3 - defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

GENERAL GROWTH 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

The Plan’s policy is to recognize transfers between levels of the fair value hierarchy as of the end of the reporting period. There were no transfers between levels of the fair value hierarchy during 2014.

The valuation methodologies used for assets measured at fair value are as follows:

•	Short-term money market and registered investment companies - Shares in these funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end.

•
Common collective trust - The Plan's investments are stated at fair value except for its common collective trust fund investment, which is valued at contract value. Contract value represents investments at cost plus accrued interest income less amounts withdrawn to pay benefits. The fair value of the common collective trust fund is based on the fair value of the underlying net assets at the measurement date by the issuer of the fund. The common collective trust fund primarily holds guaranteed investment contracts. The issuer determines the fair value of the guaranteed investment contract based on current yields of similar instruments with comparable durations taking into account the contract terms including interest reset intervals and the credit rating of the issuer. There were no unfunded commitments as of December 31, 2014 or December 31, 2013.

•
Fixed income securities and equity securities - Fixed income securities in the Vanguard Brokerage Option are valued using the last quoted bid price. Equity securities in the Vanguard Brokerage Option are valued at the last quoted sales price as of the close of trading at year-end; such securities not traded on the year-end date are valued at the last quoted bid prices.

•	Employer Stock Fund - The Employer Stock Fund is valued using the year-end market price of GGP common stock plus any uninvested cash held in the fund.

The following table summarizes the Plan’s financial assets and liabilities that are measured at fair value on a recurring basis, as of December 31, 2014 and 2013:

	Fair Value Measurements
	At December 31, 2014
Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value

Short-term money market	$129,720	$—	$—	$129,720
Common collective trust (stable value)	—	31,132,550	—	31,132,550
Registered investment companies:
Target retirement funds	98,147,400	—	—	98,147,400
Fixed income	23,649,528	—	—	23,649,528
Domestic stock funds	118,574,573	—	—	118,574,573
International equity	23,557,903	—	—	23,557,903
Other	7,794,044	—	—	7,794,044
Fixed income securities	96,610	—	—	96,610
Equity securities	129,566	—	—	129,566
Employer Stock Fund	22,670,647	—	—	22,670,647
Total Investments - Fair Value	$294,749,991	$31,132,550	$—	$325,882,541

GENERAL GROWTH 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

	Fair Value Measurements
	At December 31, 2013
Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value

Short-term money market	$346,462	$—	$—	$346,462
Common collective trust (stable value)	—	34,069,502	—	34,069,502
Registered investment companies:
Target retirement funds	88,062,779	—	—	88,062,779
Fixed income	21,171,692	—	—	21,171,692
Domestic stock funds	113,514,310	—	—	113,514,310
International equity	22,895,403	—	—	22,895,403
Other	7,014,167	—	—	7,014,167
Fixed income securities	92,991	—	—	92,991
Equity securities	177,713	—	—	177,713
Employer stock fund	19,675,859	—	—	19,675,859
Total Investments - Fair Value	$272,951,376	$34,069,502	$—	$307,020,878

The Plan also holds other assets not measured at fair value on a recurring basis, including, contributions receivable. The fair value of these assets approximates the carrying amounts in the accompanying financial statements due to the short maturity of the instruments. Under the fair value hierarchy, these financial instruments are valued primarily using level 3 inputs.

NOTE 4.    Investments
Significant investments held as of December 31, 2014 or 2013 are as follows:

	December 31,
Description of Investment	2014	2013

Vanguard Inst Index Fund	$40,156,998	$—
Vanguard 500 Index Inv	—	35,820,770
Vanguard Retirement Savings Trust III (contract value)	30,205,331	33,145,794
Vanguard IT Bond Index Inv	23,649,528	21,171,692
Vanguard Tgt Retirement 2025	23,311,035	22,125,801
GGP Common Stock	22,670,647	19,675,859
Artisan Mid Cap Fund	17,945,284	19,565,165
Vanguard Tgt Retirement 2035	17,013,907	15,847,085
American Funds EuroPacific R-4	14,943,992	16,493,789

GENERAL GROWTH 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

During 2014, the Plan's investments (including net gains and losses on investments bought and sold, as well as held during the year) increased in value as follows:

Registered investment companies	$7,182,905
Employer Stock Fund	7,096,754
Other	31,297
Net appreciation in fair value of investments	$14,310,956

NOTE 5.    Income Tax Status

The Plan received its latest determination letter on February 10, 2006, applicable for the Plan’s amendments effective on May 1, 2002; December 31, 2002; January 1, 2003; and January 1, 2004, in which the Internal Revenue Service (the “IRS”) stated the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Management does not believe that any plan amendments made subsequent to January 1, 2004 affect the qualification of the Plan.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2011.

NOTE 6.    Risks and Uncertainties

The Plan provides for investment in various investment securities. The investments of the Plan are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in values of investments in the near term would materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

NOTE 7.    Exempt Party-In-Interest Transactions

As of April 21, 2009, the Employee Stock Fund was closed to new contributions. Contributions made to the Employee Stock Fund prior to April 21, 2009 may remain invested therein.

The Plan invests in shares of registered investment companies managed by an affiliate of VFTC. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules. Fees incurred by the Plan for investment management services were included as a reduction of the return earned on each fund. Administrative fees paid by participants, which reduced Plan net assets, were $80,033 in 2014.

NOTE 8.    Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits:

	December 31,
	2014	2013
Net assets available for benefits per the financial statements	$334,451,733	$312,309,381
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	927,219	923,708
Net assets available for benefits per the Form 5500	$335,378,952	$313,233,089

GENERAL GROWTH 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

The following is a reconciliation of net increase in Plan assets:

Year Ended
December 31, 2014
Net increase in Plan assets per the financial statements	$22,142,352
Net adjustment from contract value to fair value for fully benefit-responsive investment contracts	3,511
Net income per the Form 5500 (at fair value)	$22,145,863

GENERAL GROWTH 401(k) SAVINGS PLAN

SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PARV IV LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2014
E.I.N. (as of 12/31/2014) 30-0827164 Plan Number 002

	Identity of Issue	Description of Investment	Cost	Fair Value
Registered Investment Companies:
*	American Funds EuroPacific R-4	Registered Investment Company	**	$14,943,992
*	Artisan Mid Cap Fund	Registered Investment Company	**	17,945,284
*	Royce Total Return Fund Serv	Registered Investment Company	**	11,417,067
*	T. Rowe Price Spec Int'l	Registered Investment Company	**	402,294
*	Vanguard Inst Index Fund	Registered Investment Company	**	40,156,998
*	Vanguard Emrg Mkts Stk Idx Inv	Registered Investment Company	**	858,211
*	Vanguard Equity Income Inv	Registered Investment Company	**	5,391,150
*	Vanguard Explorer Fund Inv	Registered Investment Company	**	7,597,710
*	Vanguard Extend Mkt Index Inv	Registered Investment Company	**	12,171,876
*	Growth Index Fund Adm	Registered Investment Company	**	1,382,692
*	Vanguard High-Yield Corp Inv	Registered Investment Company	**	2,168,892
*	Vanguard Infla-Prot Securities	Registered Investment Company	**	976,004
*	Vanguard IT Bond Index Inv	Registered Investment Company	**	23,649,528
*	Vanguard Morgan Growth Inv	Registered Investment Company	**	14,551,058
*	Vanguard Prime Money Mkt	Registered Investment Company	**	64,611
*	Vanguard REIT Index Fund Inv	Registered Investment Company	**	4,584,537
*	Vanguard Sm-Cap Index Inv	Registered Investment Company	**	1,886,607
*	Vanguard Tgt Retirement 2010	Registered Investment Company	**	1,122,872
*	Vanguard Tgt Retirement 2015	Registered Investment Company	**	10,467,152
*	Vanguard Tgt Retirement 2020	Registered Investment Company	**	10,841,149
*	Vanguard Tgt Retirement 2025	Registered Investment Company	**	23,311,035
*	Vanguard Tgt Retirement 2030	Registered Investment Company	**	9,301,518
*	Vanguard Tgt Retirement 2035	Registered Investment Company	**	17,013,907
*	Vanguard Tgt Retirement 2040	Registered Investment Company	**	6,352,176
*	Vanguard Tgt Retirement 2045	Registered Investment Company	**	12,063,792
*	Vanguard Tgt Retirement 2050	Registered Investment Company	**	3,758,561
*	Vanguard Tgt Retirement 2055	Registered Investment Company	**	841,107
*	Vanguard Tgt Retirement 2060	Registered Investment Company	**	17,269
*	Vanguard Target Retirement Inc	Registered Investment Company	**	3,056,862
*	Vanguard Total Int'l Stock Idx	Registered Investment Company	**	7,353,406
*	Victory Established Value Cl A	Registered Investment Company	**	6,074,131
				271,723,448

*	GGP Common Stock	Employer Stock Fund	**	22,670,647

*	Vanguard Retirement Savings Trust III	Common/Collective Trust	**	31,132,550

*	VGI Brokerage Option	Vanguard Brokerage Option	**	355,896

*	Participants	4.25% - 10.5%	-	3,628,415
	Total			$329,510,956

	* Party in Interest
	** Cost information not required

Schedule of Delinquent Participant Contributions
Form 5500, Schedule H, Line 4a
Year Ended DECEMBER 31, 2014

Participant Contributions Transfered Late to the Plan	Total that Constitutes Nonexempt Prohibited Transactions
Check Here if Late Participant Loan Repayments are included:	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Corrected in VFCP and PTE 2002-51
X	$—	$32.02	$—	$32.02

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GENERAL GROWTH 401(k) SAVINGS PLAN

By: GGP OPERATING PARTNERSHIP, LP,
as Administrator

June 30, 2015	/s/ Julie K. Knudson
By: Julie K. Knudson
SVP, Human Resources

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
23.1	Consent of Plante & Moran, PLLC